

November 5, 2010

Jinghe Zhang, Chief Executive Officer
G2 Ventures, Inc.
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

> **Re:** **G2 Ventures, Inc.**
> **Form 8-K**
> **Filed on October 7, 2010**
> **File: 333-108715**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Entry into a Material Definitive Agreement, page 5

1. We note your short descriptions of your VIE agreements on pages five and seven. Please revise to provide a description of all of the material terms of these agreements.

2. We note your disclosure on page six that you entered into the VIE arrangements because "it was not feasible for us to acquire PRC companies for cash pursuant to PRC laws and regulations …." Please revise the appropriate places in the current report to clearly describe the regulatory regime that made it more feasible for the Company to use the VIE arrangements instead of cash.

3. The disclosure on page 5 indicates that the Consulting Services Agreement provides Junhe Consulting with the right to "advise, consult, manage and operate Joway Group." However, exhibit 10.2 states that Junhe Consulting will provide advice and assistance. Please reconcile the disclosure.

4.   Please provide a discussion of the consideration provided to the shareholders of Joway Group for entering into the VIE agreements. In addition, we note that Zhang Jinghe signed these agreements for both parties to the transaction. Please disclose whether Joway Group and Junhe Consulting were under common control at the time these agreements were entered into. Please also provide a more detailed discussion of the reasons for these agreements. We also note that Zhang Jinghe signed the Share Exchange Agreement on behalf of G2 Ventures. Please explain his relationship with G2 Ventures and/or Crystal Globe at or prior to entering into these agreements.

5.   Please disclose the material terms of the option agreement. We note that the purchase price of the equity interest is equal to the capital paid in by the transferors. Please clarify the amount of capital paid by the shareholders of the Joway Group.

6.   Please clarify the role of Lionel Even Liu and Crystal Globe Ltd. For example, please clarify whether Mr. Liu and/or Crystal Globe Ltd. were involved with the founding, operation or ownership of the Joway Group or any of its operating subsidiaries, directly or indirectly. Also, please clarify whether Mr. Liu has any role other than as an investor. Lastly, please disclose any relationships, connections or agreements between Crystal Globe and Zhang Jinghe.

Corporate Structure and History, page 6

7.   Please provide a clear discussion of the various transactions in your corporate history, including a discussion of the relationships between the entities at the time of the transactions.

8.   Please revise to disclose the July 9, 2010, July 25, 2010, and July 28, 2010 transactions where the Joway Group purchased minority interests of Joway Decoration, Joway Technology, and Shengtang Trading from Chen Jingyum and Wang Aiying, as described on pages F-6 and F-7 of your fiscal year end financial statements. Also, please clarify the role of Chen Jingyum and Wang Aiying as to the Company or its subsidiaries. We note that you lease property from Mr. Aiying according to Exhibit 10.9. Further, please file the agreements related to these stock purchases as exhibits, pursuant to Item 601 of Regulation S-K.

9.   Please provide the basis for your belief on page seven that the terms of the VIE Agreements are no less favorable than what could be obtained from third parties or remove. It appears that these transactions were all related party transactions.

10.   We note the statement that PRC counsel believes that your conduct of business through these agreements complies with existing PRC laws, rules and regulations. Please provide the consent of counsel for this statement. Also, clarify whether counsel provided you with an opinion. If so, please file as an exhibit.

11.   We note the disclosure on page eight that you received a certificate of approval on September 9, 2010 from the local PRC government regarding the foreign ownership of Junhe Consulting by Dynamic Elite. Please disclose the regulations under which such approval was obtained.

Description of Business, page 9

12.   Please provide us supplementally with copies of the sources cited throughout the business section, including the Niwa Institute for Immunology study referred to on page nine. In addition, we note that the sources cited discuss the tourmaline gemstone; however, we note that you purchase liquid tourmaline for use in your product. Please clarify whether there are any studies relating to the benefits of liquid tourmaline.

13.   Please clarify whether you have a website. If so, please provide the web address.

14.   In addition, we note that one of your principal suppliers has a website where it refers to itself as Joway Group. See, http://en.joway.cn/page/html/index.php. Please disclose all material connections between the two companies and discuss any confusion that may be created due to both companies using the name "Joway Group."

15.   We note your disclosure on page 9 regarding the specific benefits of tourmaline and that tourmaline has "powerful health benefits." Please revise to provide the basis for these statements. For example, please indicate whether any scientific studies have been performed concerning the health benefits of tourmaline or would otherwise support these health claims. We note other claims made elsewhere in this section. Please provide the basis for those statements. We may have further comment.

16.   We note the Percentage of Sales column for your "Top Ten Customers in 2008" table on page 13. Some of the percentages do not appear to be accurate. Please revise accordingly.

17.   We note the disclosure on page 16 that approximately 72% of sales were made through franchise stores. Please disclose the material terms of the franchise arrangements and file the standard franchise agreement as an exhibit.

18.   We note your discussion regarding China's "Eleventh Five-Year Plan (2006-2010)" concerning China's efforts to support the PRC healthcare industry. Please clarify the relevance of this disclosure, including whether any of these initiatives would involve the purchasing or subsidizing the use of tourmaline healthcare products. It is unclear whether your products are used, endorsed, or supported by the traditional healthcare industry, such as hospitals, medical doctors, research centers, etc. If not, then please remove this disclosure or revise to provide a more focused discussion of the industry relating to your health products.

19.   Please clarify whether your marketing efforts, and those of your franchisees, are directed directly towards the end user, or intermediaries like healthcare professionals like doctors, hospitals, or other healthcare facilities.

20.   Please provide the basis for your belief that you are one of the first few Chinese tourmaline health product companies who possess leading tourmaline particle attachment technology or remove.

21.   Please clarify your competitive position in your industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

22.   Please revise to clarify how the State Food and Drug Administration regulates tourmaline related healthcare products and whether any of your products require approval before you can sell your products. Provide the disclosure required by Items 101(h)(4)(viii) and (ix) of Regulation S-K.

23.   Please discuss the costs and effects of compliance with environmental laws, as required by Item 101(h)(4)(xi) of Regulation S-K.

Risk Factors, page 29

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

24.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

25.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

26.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by

name, but for each person, please tell us:

a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c) the nature of his or her contractual or other relationship to you;
d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

27.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a) the name and address of the accounting firm or organization;
b) the qualifications of their employees who perform the services for your company;
c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d) how many hours they spent last year performing these services for you; and
e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

28.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b) how many hours they spent last year performing these services for you; and
c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

29.   We note based on your disclosure on page 56 that you have not established an audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Management's Discussion and Analysis and Plan of Operation, page 42

30.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity,

plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

31.   Please provide a more detailed analysis as to the reasons for the changes in the financial statement results for each period being compared and quantify if available.

Results of Operations, page 42

General

32.   Please revise the analysis of your operating results for each period to describe and quantify underlying material activities that generated income statement variances between periods. For example, provide additional detail explaining the change in revenues related to the increase in the number of products sold compared to changes in product pricing. Your revised disclosure should also provide additional detail explaining the relationship between your financial statement line items such as the variances in costs of goods sold and gross profit as a percentage of revenues. Please ensure to separately quantify the effect of each causal factor you cite as an underlying reason for material changes in your financial statement amounts.

33.   In connection with the preceding comment, please revise the disclosure explaining your operating results to provide additional information regarding changes along segmental lines. For example, your revised disclosure should provide sufficient detail for an investor to understand the factors which resulted in the increase in revenue for your Healthcare Knitgoods segment during the six month period ended June 30, 2010.

Liquidity and Capital Resources, page 46

General

34.   Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in the line items and the resulting impact on your capital position in each period for which financial statements are provided. For example, please explain the change in inventory during the six months ended June 30, 2010 with a focus on management's assessment of the increase in finished goods.

35.   Please revise this section to clarify whether further loans from Mr. Jinghe Zhang, pursuant to the loan agreements at Exhibits 10.7 and 10.8, are at his discretion. Further, please revise to clarify whether Mr. Zhang could demand repayment at any time. Your discussion should address whether the Company has sufficient liquidity in the next 12 months should Mr. Zhang demand immediate repayment and no longer wishes to provide future loans to the Company or any of its operating units.

36.   Please revise to provide a more detailed description of the trust investment product purchased by Si Changlong on the behalf of the Company. Further, please file any agreements between CITIC and Si Changlong as a material exhibits, pursuant to Item 601 of Regulation S-K.

Directors and Executive Officers, Promoters and Control Persons, page 55

37.   Please disclose the period during which Mr. Zhang has served as a director.

38.   On page 55, you indicate that Mr. Jinghe Zhang was the chairman and general manager of Shenyang Joway from January 2005 to May 2007. On page 62, you disclose Mr. Zhang is the control person of Shenyang Joway. Please revise to clarify Mr. Zhang's current role with Shenyang Joway.

39.   Under Rule 405 of Regulation C, an executive officer of a subsidiary maybe an executive officer of a registrant if he or she performs policy making functions. Please revise to clarify whether Yanli Feng, Jingyun Chen, or any other executive officer of a subsidiary would be considered an executive officer. If so, please revise your registration statement accordingly, including the disclosures required by Items 401, 402, and 404 of Regulation S-K. If not, please supplementally provide us with your analysis.

40.   We note that your Code of Ethics for Financial Executives only applies to your "Financial Executives." Please revise to clarify who is subject to your code of ethics.

Executive Compensation, page 59

41.   Please revise the summary compensation table for Mr. Kepler to comply with the requirements set forth in Item 402(n) of Regulation S-K.

42.   Please revise to clarify the compensation figures and discussion includes all compensation, including any from Junhe Consulting or Dynamic Elite.

43.   We note your disclosure on page 60 that you intend to implement a "comprehensive compensation program," that "will be comparable to the programs of our peer companies." Please revise to discuss in greater detail the planned comprehensive compensation program.

Certain Relationships and Related Transactions, page 62

44.   Please advise us why you have not included descriptions of your VIE agreements in this section, pursuant to Item 404 of Regulation S-K.

45.   Please revise to include the Trademark Licensing Agreement between G2 Ventures and Shenyang Joway, since this entity is affiliated with Mr. Zhang. Also, include disclosure regarding the supply agreements with Shenyang Joway.

46.   Please revise to include your prior loans from Mr. Gust Kepler, as described on page 22 of your Form 10-K on March 1, 2010, and when they were repaid.

47.   Please revise to disclose any compensation paid to Mr. Changlong Si for his involvement with the CITIC investment.

Market Price of and Dividends on the Registrants Common Equity and Related Stockholders Matters, page 64

48.   Please provide the disclosure required by Item 201(a) of Regulation S-K.

Description of Securities, page 67

49.   We note your disclosure that "[a]ll of the outstanding shares of common stock are fully paid and nonassessable." Please remove the statement or attribute such statement to counsel and file the opinion as an exhibit. Such statement is a legal conclusion, which the company is not able to make.

50.   We note your disclosure concerning your dividend and liquidation rights on page 67. The articles of incorporation and bylaws filed with your original Form SB-2 registration statement on September 11, 2003 do not reference these provisions. Please revise to clarify whether your dividend and liquidation provisions, as disclosed, are pursuant to a provision of Texas law, or whether you will amend your articles and bylaws to reflect your current business post-reverse merger.

Indemnification of Directors and Officers, page 67

51.   Please revise this section to provide disclosure of the general effect of any statute, charter provisions, by-laws, contract or other arrangements under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such, as required by Item 702 of Regulation S-K. This discussion should include a description of the indemnification provisions in your governing documents, a description of the relevant sections of the Texas Business Corporation Act, and whether you believe such indemnification provisions cover violations of securities laws.

Unregistered Sales of Equity Securities, page 68

52.   We note your disclosure that your sale of unregistered securities to Crystal Globe was
        made "pursuant to Section 4(2) of the Act and/or Regulation D." Please revise this
        section to specify which exemption under Regulation D was relied upon. See Item
        701(d) of Regulation S-K. In addition, we note that no Form D was filed. Please advise.

Changes in Registrant's Certifying Accountant, page 68

53.   It appears that the report issued by your former independent accountant on your two most
        recent fiscal years' financial statements (i.e. for the fiscal years ended December 31, 2009
        and 2008) included a going concern modification. Please revise your disclosure
        accordingly. Refer to Item 304(a)(1)(ii) of Regulation S-K.

54.   Please file an updated letter from your former independent accountant as an Exhibit 16 to
        your amended Form 8-K. This letter should reflect their agreement or disagreement with
        the disclosures provide in your amended filing pursuant to Item 304 of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization, page F-6

55.   It appears that the operations of Tianjin Joway Shengshi Group Co., Ltd. are included for
        all periods presented in Dynamic Elite's financial statements yet the contractual
        agreements with Tianjin Junhe Enterprise Management Consulting Co., Ltd. were not
        entered into until September 2010. Please revise your disclosure explaining your basis
        for the financial statement presentation provided in your filing and cite the specific
        authoritative literature you utilized to support your accounting treatment. We may have
        additional comments upon our review of your revised disclosure.

Note 2 – Summary of Significant Accounting Policies

Basis of Consolidation, page F-9

56.   We note that the separate activities of each of the wholly owned subsidiaries of Tianjin
        Joway Shengshi Group Co., Ltd. may indicate that each of these entities is a business
        and therefore would not be considered variable interest entities under FASB ASC 810-
        10-15-17(d). It appears that these entities would be consolidated as they are controlled
        by contract. Please provide a detailed analysis of the guidance provided in FASB ASC
        810-10-15-19 through 810-10-15-22.

57.   We note from your disclosure on F-6 that a portion of the ownership interests in each of
        Joway Group's three subsidiaries (i.e., Liaoning Joway Technology Engineering Co.,

Ltd., Tianjin Joyway Decoration Engineering Co., Ltd., and Tianjin Oriental Shengtang Import & Export Trading Co., Ltd.) were held by third parties until July 2010. However, it does not appear that non-controlling interests are separately presented in your financial statements for each of the periods preceding your acquisitions of the equity held by the non-controlling interest holders (i.e., each of the financial statements presented in your filing). Please revise or advise. Refer to FASB ASC 810-10-45-15 through 810-10-45-15-21.

Cash and Cash Equivalents, page F-11

58.   Please revise your policy to clarify, if true, that all amounts presented as cash equivalents per your balance sheet represent highly liquid investments with an original maturity of three months or less. Refer to FASB ASC 230-10-20.

Revenue Recognition, page F-13

59.   Please revise to describe your revenue-producing activities and the related revenue recognition policies. Please ensure your revised revenue recognition policy discloses how each of the four criteria per SAB Topic 13 specifically applies to each of your revenue streams (i.e., sales to franchise customers, sales to non-franchise customers, etc).

60.   It appears that your disclosure stating that you do not offer your customers the right of return is not consistent with the disclosure per page 12 of your filing which states that you accept returns of defective products. Please revise to provide consistent disclosure regarding your return policy. Your revised disclosure should also provide your consideration of the guidance per FASB ASC 605-15-25-1 through 605-15-25-4.

61.   We note that your wellness house products carry a one-year warranty. Please revise to disclose the accounting policy for your warranty obligations. Refer to FASB ASC 460-10-25-5 through FASB ASC 460-10-25-7.

Note 10 – Income Taxes, page F-21

62.   Please revise to provide the income tax disclosures required for public entities by FASB ASC 740-10-50.

Note 14 – Franchise Revenues, page F-23

63.   Please revise to provide additional detail regarding the typical arrangements with your franchise agreements. For example, please disclose whether your franchisees are required to purchase a set amount of inventory and explain your involvement in managing inventory levels for your franchisees.

Exhibits

64.   Exhibits 10.11, 10.12, and 10.13 do not appear to be completed documents, as certain terms are missing. Please revise to file the complete documents. Also, please confirm that these are the only agreements are with your suppliers that accounted for more than 10% of your revenues.

Form 10-K filed March 1, 2010

65.   We note that your annual report does not have a chief accounting officer or controller signature. Please confirm that in future annual reports you will provide a chief accounting officer or controller signature. If another officer is also acts as your chief accounting officer or controller, please indicate so below their signature.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ethan Horowitz at (202) 551-3311 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Alison Rosynko
        Fax: (415) 955-8910